Alvotech Announces Financial Results for the First Half of 2026 and Provides a Business Update
REYKJAVIK, ICELAND (August 19, 2026) — Alvotech (NASDAQ: ALVO; ALVO-SDB) (“Alvotech” or the “Company”), a global biotechnology company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced financial results for the first half of 2026 and provided a business update.
A supplemental long‑form earnings release and management presentation providing additional details and business update is available on our website: https://alvotech.com/financials.1
H1 2026 financial highlights
•Adjusted total revenue2 was $211.9 million compared to $306.1 million in the same period last year.
•Gross Margin of 54% was broadly level with the same period last year.
•Adjusted EBITDA2 was $46.9 million compared to $53.7 million in the same period last year.
•Cash-balance at the end of the period was $142.8 million compared to $172.4 million on December 31, 2025.

USD millions – adjusted financial measures[2]	H1 2026	H1 2025	Change %
Product and Service Revenue	105.9	204.7	-48.3%
License and Other Revenue	105.7	101.4	4.4%
Other Income	0.2	0.1	49.7%
Total revenue	211.9	306.1	-30.8%
Gross margin	54%	55%
EBITDA	46.9	53.7	-12.7%

Q2 2026 business highlights
•Alvotech resubmitted US Biologics License Applications for AVT05, proposed biosimilar to Simponi® and Simponi Aria® and AVT06, proposed biosimilar to Eylea®, following the comprehensive responses to the US Food and Drug Administration’s (FDA) Post-Application Action Letter (PAAL).
•Alvotech’s partner, Dr. Reddy’s Laboratories, resubmitted the US Biologics License Application for AVT03, proposed biosimilar to Prolia®/Xgeva®.
•FDA confirmed review completion goal dates in alignment with the standard 6-month process, with decisions anticipated in the fourth quarter of 2026.
1 The supplemental document and management presentation is provided solely for reference and is not part of this SEC form 6‑K and the form 6‑K should not be read together with, or construed as referring to, the supplemental long‑form release.
2 Figures are adjusted to exclude items that are not indicative of our ongoing operating performance. See disclaimer on ‘Non IFRS Financial Measures’ at the end of this press release. As a foreign private issuer, Alvotech is not required to, and does not, prepare or file quarterly financial statements under IFRS or with the SEC. The financial information included in this Form 6-K reflects management’s current estimates and is presented for the purpose of providing an interim business update.

Alvotech	Sæmundargata 15-19	Phone +354 422 4500	alvotech.ir@alvotech.com
	102 Reykjavík, Iceland		www.alvotech.com

•FDA closed its inspection of the company’s manufacturing facility in Reykjavik, conducted in April-May 2026, and confirmed a VAI classification.
•Alvotech closed an underwritten public offering and private placement, generating gross proceeds of approximately $165 million that will be used for continued pipeline development, working capital and general corporate purposes.
•Liquidity was further strengthened by a new term loan facility of $75 million with funds managed by GoldenTree Asset Management LP.
Comments by Lisa Graver, CEO:
“During the first half, we continued to advance our strategic priorities, including significant improvements to our manufacturing facility and quality systems. This work enabled the resubmission in June of our U.S. applications for AVT05 and AVT06 alongside our partner’s resubmission of AVT03. This was an important inflection point as we work towards FDA approvals in the fourth quarter of 2026. The FDA also formally closed its recent routine cGMP surveillance inspection of our facility with a VAI classification.
“We have also continued to advance our pipeline, including the FDA acceptance of our BLA for AVT16, our proposed interchangeable biosimilar to Entyvio, and validation by the EMA of the European applications for AVT16 and AVT80. We believe we are well positioned for the next wave of product launches.
“The manufacturing improvement program affected output and product availability during the first half, which was reflected in our revenues and adjusted EBITDA. Manufacturing returned to planned operating levels at the end of the second quarter, and we are building supply to meet confirmed demand. We expect this to support strengthening financial performance as we move through the second half of year. Importantly, underlying commercial demand for products remains strong, both in the U.S. and Europe.
“We enter the second half with five biosimilars now contributing to product revenue, and important regulatory catalysts ahead. The strong support received from existing and new investors in our recent equity financing, together with the new term loan facility, further strengthens our financial position as we execute on the significant opportunities that lie ahead.”
Outlook for 2026 full year
Management anticipates total revenues to be in the range of $650-$700 million and adjusted EBITDA to be in the range of $180-220 million in 2026.
Invitation to management presentation
Join us to listen to the live audio webcast at 8:00 AM EST (12:00 GMT, 13:00 CET) on Thursday, August 20, 2026. All materials for the webcast are available at https://alvotech.com/financials.
The audio webcast will be accessible via the following link:
https://edge.media-server.com/mmc/p/2qwpypd4
To participate via telephone in the Q&A session, register using this link:
https://register-conf.media-server.com/register/BI179b5ef63d8c4924a2076cb25acf4b15

Alvotech	Sæmundargata 15-19	Phone +354 422 4500	alvotech.ir@alvotech.com
	102 Reykjavík, Iceland		www.alvotech.com

Contacts
Media contacts – alvotech.media@alvotech.com
Benedikt Stefansson
Sarah MacLeod
Investor Relations contacts – alvotech.ir@alvotech.com
Dr. Balaji V Prasad
Benedikt Stefansson
Financial calendar
Annual or interim results will be released on the dates specified below, after the close of U.S. markets. An earnings call is held on the following day, after release of the results. Please note that all dates are subject to change.

Quarter	Date of release	Date of earnings call
Q3 2026	November 11, 2026	November 12, 2026
Q4 2026	March 10, 2027	March 11, 2027
About Alvotech
Alvotech is a biotechnology company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high-quality, cost-effective products and services, enabled by a fully integrated approach and broad in-house capabilities. Five biosimilars are already approved and marketed in multiple global markets, including biosimilars to Humira® (adalimumab), Stelara® (ustekinumab), Simponi® (golimumab), Eylea® (aflibercept) and Prolia®/Xgeva® (denosumab). The current development pipeline includes disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. For more information, please visit https://www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.
For more information, please visit our  website or follow us on social media on LinkedIn, Facebook, Instagram, and YouTube.
Forward Looking Statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, for example, Alvotech’s expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, market launches and financial projections. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time-to-time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive

Alvotech	Sæmundargata 15-19	Phone +354 422 4500	alvotech.ir@alvotech.com
	102 Reykjavík, Iceland		www.alvotech.com

statement of a fact or probability. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed.

Non IFRS Financial Measures
This Presentation may include projections of certain financial measures not presented in accordance with International Financial Reporting Standards (“IFRS”) including, but not limited to, Adjusted Revenues, EBITDA and certain ratios and other metrics derived therefrom. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-IFRS financial measures provide an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. These non-IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable IFRS financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable IFRS measures is included and no reconciliation of the forward-looking non-IFRS financial measures is included. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results.

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Alvotech	Sæmundargata 15-19	Phone +354 422 4500	alvotech.ir@alvotech.com
	102 Reykjavík, Iceland		www.alvotech.com